Registration No. 33-58191
Filed Pursuant to Rule 424(b)(3)

Prospectus Supplement Dated June 30, 2001
(To Prospectus dated March 30, 2001)

ACE HARDWARE CORPORATION
698 Shares Class A (Voting) Stock, $1,000 par value
23,239 Shares Class C (Nonvoting) Stock, $100 par value

1. Set forth below is certain updated information under the heading "The Company's Business, " subheading, "Certain Charges and Assessments."

 Effective August, 2001, we assess a mandatory monthly fee for "Core Retail Services" in the amount of  $197 per month for all parent stores and $67 per month for all branch stores located in the United States.  "Core Retail Services" consist of the following elements:
1.  ACENET.  This service is our primary communications vehicle.  It is an electronic network that allows defective goods claims processing, product search online or through a CD-ROM catalog, electronic communications, employee testing and training courses, review and payment of retailer statements and numerous other applications.
2.  Material Safety Data Sheet Subscription Service (MSDS). This service provides access 24 hours per day and 7 days per week to information on the chemical ingredients of certain products that we carry.

3. Ace Training Network (ATN). This service is one of our retail training programs. Each single store or parent store is credited with 16 points per month and each branch store is credited with 11 points per month. A single store or parent store is one that has a share of our Class A voting stock (or one that involves a stock subscription for a share of our Class A Stock.) A branch store is one whose membership involves only shares (or a subscription for shares) of our nonvoting Class C Stock. (See Article XXV, Section 2 of our By-laws). You may use your points at any time to buy one of the training programs that we offer. If you do not have enough points for the program that you want, you can use the points that you have and we will bill you for the difference at the rate of $1.00 per point. Multiple stores and member groups can pool their points together to purchase our training programs.

4.  NRHA E-Tools.  These include unlimited use of certain Internet-based services offered by the National Retail Hardware Association (NRHA), including their Advanced Course in Hardware Retailing, the Forte International Communications Survey and their Employee Compensation Study.
5.  Retail Pricing.  This includes access to our national price shopping and ad data collected from non-Ace stores, our suggested retail prices, our customized retail pricing strategy services and catalog updates to our suggested retail prices.

The monthly charges and descriptions indicated above supercede the separate charges and descriptions for the Ace Training Network and the Material Safety Data Sheet Subscription Service contained in our Prospectus dated March 30, 2001.
2. Set forth below is certain financial information of Ace Hardware Corporation with respect to the thirteen week period ended June 30, 2001.

ACE HARDWARE CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(000's omitted)

                                                            June 30,     December 30,
                                                              2001           2000
                                                          (Unaudited)

ASSETS

Current Assets:
   Cash and Cash Equivalents                             $     22,406    $    24,644
   Short-term Investments                                      11,512         12,772
   Accounts Receivable, Net                                   404,110        372,971
   Merchandise Inventory                                      395,081        395,565
   Prepaid Expenses and Other Current Assets                   16,313         15,105

      Total Current Assets                                    849,422        821,057

Property and Equipment, Net                                   286,848        261,890
Other Assets                                                   39,959         40,863

Total Assets                                             $  1,176,229    $ 1,123,810
                                                         =============   ============

LIABILITIES AND MEMBER DEALERS' EQUITY

Current Liabilities:
   Current Installment of Long-Term Debt                 $      7,018    $     6,904
   Short-Term Borrowings                                       42,000         81,500
   Accounts Payable                                           498,993        448,766
   Patronage Dividends Payable in Cash                         13,445         34,764
   Patronage Refund Certificates Payable                        9,114          4,795
   Accrued Expenses                                            63,870         63,224

      Total Current Liabilities                               634,440        639,953

Long-Term Debt                                                173,158        105,891
Patronage Refund Certificates Payable                          65,502         68,385
Other Long-Term Liabilities                                    26,984         24,923

      Total Liabilities                                       900,084        839,152

Member Dealers' Equity:
   Class A Stock of $1,000  Par Value                           3,872          3,783
   Class B Stock of $1,000  Par Value                           6,499          6,499
   Class C Stock of $100  Par Value                           274,087        250,480
   Class C Stock of $100  Par Value, Issuable                   8,718         24,267
   Additional Stock Subscribed, Net of Unpaid Portion             327            351
   Retained Deficit                                           (11,199)        (5,551)
   Contributed Capital                                         13,485         13,485
   Accumulated Other Comprehensive Income                        (598)          (162)

                                                              295,191        293,152
Less: Treasury Stock, at Cost                                 (19,046)        (8,494)

      Total Member Dealers' Equity                            276,145        284,658

Total Liabilities and Member Dealers' Equity             $  1,176,229    $ 1,123,810
                                                         =============   ============

See accompanying notes to condensed consolidated financial statements.

ACE HARDWARE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(000's omitted)
(Unaudited)

                                        Thirteen Weeks Ended       Twenty-six Weeks Ended

                                        June 30,      July 1,     June 30,      July 1,
                                          2001         2000         2001         2000

Net Sales                              $ 792,233    $ 807,116    $1,451,828   $1,508,125
Cost of Sales                            719,250      732,983     1,320,167    1,371,233
    Gross Profit                          72,983       74,133       131,661      136,892

Operating Expenses:
    Warehouse and Distribution             6,314        6,124        15,912       14,098
    Selling, General and Administration   21,729       22,391        45,033       45,776
    Retail Success and Development        19,489       18,145        38,064       34,793
    Total Operating Expenses              47,532       46,660        99,009       94,667

    Operating Income                      25,451       27,473        32,652       42,225

    Interest Expense                      (5,993)      (5,264)      (11,596)      (9,966)
    Other Income, net                      4,323        3,187         7,533        6,973
    Income Taxes                          (1,606)         148        (1,378)         658
Net Earnings                           $  22,175    $  25,544    $   27,211   $   39,890
                                       ==========   ==========   ===========  ===========
Distribution of Net Earnings:
    Patronage Dividends                $  24,649    $  26,184    $   32,859   $   41,665
    Retained Earnings                     (2,474)        (640)       (5,648)      (1,775)
Net Earnings                           $  22,175    $  25,544    $   27,211   $   39,890
                                       ==========   ==========   ===========  ===========

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(000's omitted)
(Unaudited)

                                      Thirteen Weeks Ended       Twenty-six Weeks Ended

                                       June 30,      July 1,       June 30,      July 1,
                                        2001          2000           2001          2000

Net Earnings                       $     22,175  $     25,544  $     27,211  $     39,890
Unrealized gains on securities             (419)          -             (80)          -
Foreign currency translation, net           824          (501)         (356)         (557)
Comprehensive Income               $     22,580  $     25,043  $     26,775  $     39,333
                                   ============= ============= ============= =============
See accompanying notes to condensed consolidated financial statements.

ACE HARDWARE CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(000's omitted)
(Unaudited)

                                                               Twenty-six Weeks Ended

                                                               June 30,      July 1,
                                                                 2001         2000

Operating Activities:
            Net Earnings                                       $ 27,211     $ 39,890

    Adjustments to reconcile net earnings
    to net cash used in operating activities:
            Depreciation and amortization                        13,855       12,462
            Gain on sale of property and equipment, net of
             deferred taxes of $1,522                            (2,953)         -
            Increase in accounts receivable, net                (36,536)     (94,321)
            Decrease (increase) in inventories                      484      (40,430)
            Increase in other current assets                     (1,208)      (1,731)
            Increase in accounts payable and
                   accrued expenses                              49,351      127,219
            Increase in other long-term liabilities               2,061        1,254
    Net Cash Provided by Operating Activities                    52,265       44,343

Investing Activities:
            Purchase of property and equipment                  (34,338)     (26,518)
            Decrease (increase) in other assets                   1,728      (11,728)
    Net Cash Used in Investing Activities                       (32,610)     (38,246)

Financing Activities:
            Proceeds (payments) of short-term borrowings        (39,500)      41,919
            Proceeds from issuance of long-term debt             70,000           -
            Principal payments on long-term debt                 (2,619)      (2,184)
            Payments of patronage refund certificates            (5,260)        (277)
            Proceeds from sale of common stock                      802        1,145
            Repurchase of common stock                          (10,552)      (7,319)
            Payments of cash portion of patronage dividend      (34,764)     (38,173)
    Net Cash Used in Financing Activities                       (21,893)      (4,889)

Increase (decrease) in Cash and Cash Equivalents                 (2,238)       1,208

Cash and Cash Equivalents at Beginning of Period                 24,644       35,422

Cash and Cash Equivalents at End of Period                     $ 22,406     $ 36,630
                                                               =========    =========
See accompanying notes to condensed consolidated financial statements.

1) General

   The condensed consolidated interim period financial statements presented herein do not include all of the information and disclosures required in annual financial statements and have not been audited, as permitted by the rules and regulations of the Securities and Exchange Commission.  The condensed consolidated interim period financial statements should be read in conjunction with the annual financial statements included in the Ace
Hardware Annual Report on Form 10-K as filed with the Securities and
Exchange Commission on March 22, 2001.  In the opinion of management, these financial statements have been prepared in conformity with accounting principles generally accepted in the United States and reflect all adjustments necessary for a fair statement of the results of operations and cash flows for the interim periods ended June 30, 2001 and July 1, 2000 and of the
Company's financial position as of June 30, 2001.  All such adjustments are of a normal recurring nature.  The results of operations for the thirteen week and twenty-six week periods ended June 30, 2001 and July 1, 2000 are not necessarily indicative of the results of operations for a full year.

2) Patronage Dividends

   The Company operates as a cooperative organization and will pay patronage dividends to consenting member dealers based on the earnings derived from business done with such dealers.  It has been the practice of the Company to distribute substantially all patronage sourced earnings in the form of patronage dividends.

Net earnings and patronage dividends will normally be similar since patronage sourced net earnings is paid to consenting member dealers.
International operations and dealers signed under a Retail Merchant Agreement are not eligible for patronage dividends and related earnings or losses are not included in patronage sourced earnings.

3) Reclassifications

   Certain financial statement reclassifications have been made to prior year and prior quarter amounts to conform to comparable classifications followed in 2001.

4) Segments

   The Company is principally engaged as a wholesaler of hardware and related products and manufactures paint products.  The Company identifies segments based on management responsibility and the nature of the business activities of each component of the Company.  The Company measures segment earnings as operating earnings including an allocation for administrative expenses, interest expense and income taxes.  Information regarding the identified segments and the related reconciliation to consolidated information is as follows:

                                                   Twenty-Six Weeks Ended
                                                       June 30, 2001

                                                                Elimination
                                                 Paint          Intersegment
                                   Wholesale Manufacturing Other Activities Consolidated
Net Sales from External Customers $1,415,378   $10,522    $25,928  $   -     $1,451,828
Intersegment Sales                    12,378    56,840        -    (69,181)         -
Segment Earnings (Loss)               22,396     6,839     (1,904)    (120)      27,211

                                                   Twenty-Six Weeks Ended
                                                       July 1, 2000

                                                                Elimination
                                                 Paint          Intersegment
                                   Wholesale Manufacturing Other Activities Consolidated
Net Sales from External Customers $1,475,319   $11,708    $21,098  $   -     $1,508,125
Intersegment Sales                    11,966    56,654        -    (68,620)         -
Segment Earnings (Loss)               35,854     5,648     (1,497)    (115)      39,890

                                                   Thirteen Weeks Ended
                                                       June 30, 2001

                                                                Elimination
                                                 Paint          Intersegment
                                   Wholesale Manufacturing Other Activities Consolidated
Net Sales from External Customers $  771,348   $ 6,368    $14,517  $   -     $  792,233
Intersegment Sales                     8,120    32,921        -    (41,041)         -
Segment Earnings (Loss)               18,397     4,477       (579)    (120)      22,175

                                                   Thirteen Weeks Ended
                                                       July 1, 2000

                                                                Elimination
                                                 Paint          Intersegment
                                   Wholesale Manufacturing Other Activities Consolidated
Net Sales from External Customers $  788,538   $ 6,707    $11,871  $   -     $  807,116
Intersegment Sales                     7,613    33,282        -    (40,895)         -
Segment Earnings (Loss)               22,731     3,477       (604)     (60)      25,544

ACE HARDWARE CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Thirteen Weeks Ended June 30, 2001 compared to Thirteen Weeks Ended July 1, 2000.

Results of Operations

Consolidated sales decreased 1.8%. Domestic sales increased 1.3% primarily due to conversions of new stores to the Ace program. Sales to our existing retailer base were flat due to the softening economy. The decline in international sales was affected by a sale of Ace stores and reduced sales in Canada.

 Gross profit decreased $1.2 million and increased slightly as a percent of total sales from 9.18% in 2000 to 9.21% in 2001. The increase, as a percent of sales, results primarily from higher margin from company-owned retail locations. Lower cash discounts due to lower sales and merchandise purchases partially offset the gross profit percentage increase.

 Warehouse and distribution expenses increased $190,000 over 2000 and increased as a percent of total handled sales from 1.08% in 2000 to 1.12% in 2001. Increased utilities and distribution expenses associated with the new Loxley, Alabama distribution facility and the start-up of the Prince George, Virginia facility drove the higher expenses.

Selling, general and administrative expenses decreased $662,000 over 2000 and decreased slightly as a percent of total sales from 2.77% in 2000 to 2.74% in 2001 due to continued cost control measures put in place.

Retail success and development expenses increased $1.3 million primarily due to costs associated with operating additional company-owned retail locations, timing of advertising income and investments made at retail to support our Vision 21 strategy. Increases in this category are directly related to retail support of the Ace retailer as the Company continues to make investments in our dealer base.

 Interest expense increased $729,000 due to higher average borrowing levels partially offset by a decline in interest rates. The increased borrowing levels result from completion of the construction of the Loxley, Alabama distribution center, the expansion of our LaCrosse, Wisconsin facility and increased retailer dating programs.

 Other income increased $1.1 million primarily due to a gain recognized on the sale of two retail support centers offset by lower income realized on non-controlling investments in affiliates and a partial write-down of an affiliate investment.

 Income taxes increased $1.8 million primarily due to the tax incurred on the sale of two retail support centers.
ACE HARDWARE CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Twenty-six Weeks Ended June 30, 2001 compared to Twenty-six Weeks Ended July 1, 2000.

Results of Operations

Consolidated sales decreased 3.7%. Domestic sales declined 1.2% while International sales were affected by a sale of Ace stores and reduced sales in Canada. The decline in domestic sales is primarily due to lower sales to our existing retailer base due to the softening economy partially offset by conversions of new stores to the Ace program.

Gross profit decreased $5.2 million and decreased slightly as a percent of total sales from 9.08% in 2000 to 9.07% in 2001. The decrease resulted primarily from lower handling charges and lower cash discounts due to lower sales and merchandise purchases. Higher vendor rebates and margin from company-owned retail locations partially offset the gross profit decline.

Warehouse and distribution expenses increased $1.8 million over 2000 and increased as a percent of total handled sales from 1.33% in 2000 to 1.54% in 2001. Increased utilities and distribution expenses associated with the new Loxley, Alabama distribution facility and the start-up of the Prince George, Virginia facility drove the higher warehouse expenses.

Selling, general and administrative expenses decreased $743,000 due to continued cost control measures put in place.

Retail success and development expenses increased $3.3 million primarily due to costs associated with investments made at retail to support our Vision 21 strategy and operating additional company-owned retail locations. Increases in this category are directly related to retail support of the Ace retailer as the Company continues to make investments in our dealer base.

Interest expense increased $1.6 million due to higher average borrowing levels partially offset by lower interest rates. The increased borrowing levels result from completion of the construction of the Loxley, Alabama distribution center, the expansion of our LaCrosse, Wisconsin facility and increased retailer dating programs.

Other income increased $560,000 primarily due to a gain recognized on the sale of two retail support centers partially offset by lower income realized on non-controlling investments in affiliates and a partial write-down of an affiliate investment.

 Income taxes increased primarily due to the gain recognized on the sale of two retail support centers.

Liquidity and Capital Resources

 The Company expects that existing and internally generated funds, along with new and established lines of credit and long-term financing, will continue to be sufficient in the foreseeable future to finance the Company's working capital requirements and patronage dividend and capital expenditures programs.

Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes in the Company's market risk during the twenty-six week period ended June 30, 2001. For additional information, refer to Item 7a in the Company's Annual Report on Form 10-K for the year ended December 30, 2000.